UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FUND.COM INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

360769301

(CUSIP Number)

Omar Nassar

425 W. Beech St. Unit 418

San Diego, California 92101

(619) 663-6364

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360769301	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Omar Nassar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 62,934
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 62,934
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.73%*

*Based on the August 8, 2018, Motion to Equitably Disallow Non-Publicly Traded, Including Unexchanged, Class A Shares in the Court of Chancery of the State of Delaware, Case No. 12843-VCL

14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 360769301	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

The class of equity security to which this statement relates is the common stock (the "Common Stock"), par value $.01 per share ("Share"), of Fund.com Inc, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 767 Third Avenue, 25th Floor, New York, New York 10017.

Item 2.  Identity and Background.

(a) The names of the person filing this statement is Omar Nassar.

(b) The business address the Reporting Person is 425 W Beech St Unit 418 San Diego, California 92101.

(c) Omar Nassar’s principal occupation is an attorney.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) Omar Nassar is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases by Omar Nassar.  The source of such funds was Omar Nassar’s personal funds.

Item 4.  Purpose of Transaction.

(i) to hold the Shares as a passive investor or as an active investor (including as a member of a group with other beneficial owners of the Issuer's securities),

(ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise,

(iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, engaging in any necessary litigation, or a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board),

(iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or

(v) to change their intention with respect to any or all of the matters referred to above or in Item 4.

CUSIP No. 360769301	13D	Page 4 of 5 Pages

The Reporting Person’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to their investment decisions.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The Reporting Person owns 62,934 shares representing approximately 6.73%* of the outstanding shares of the Issuer.

*Based on the August 8, 2018, Motion to Equitably Disallow Non-Publicly Traded, Including Unexchanged, Class A Shares in the Court of Chancery of the State of Delaware, Case No. 12843-VCL

(c) The following transactions were effected within the past sixty days by the Reporting Person.

Date	Buy/Sell	Quantity	Price
4/28/2021	Buy	100	2.33
4/28/2021	Buy	1470	2.17
5/10/2021	Buy	14000	2.12
5/14/2021	Buy	3750	2.12
5/25/2021	Buy	297	2.12
5/28/2021	Buy	14703	2.12
5/28/2021	Buy	14169	2.12
6/1/2021	Buy	900	2.09
Total Purchases		49,389

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 360769301	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Omar Nassar Omar Nassar

June 17, 2021 Insert Date